USD ENERGY CORP.
9880 Magnolia Ave. Suite 176
Santee, CA  92071

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

January 10, 2011

This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share (the “Common Stock”), of USD Energy Corp., a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by the Company’s shareholders is required in response to this Information Statement. Proxies are not being solicited.

INTRODUCTION

On December 7, 2010, the Company entered into an Exchange Agreement (the “Exchange Agreement”) dated December 7, 2010 with Santa Teresa Minerals, S.A., a corporation organized under the laws of Chile (“Santa Teresa Minerals”) and its shareholders, Juan Carlos Camus Villegas, Don Felipe Igancio Jimenez Gonzalez, Carolina Constanza Camus Gonzalez, Angelica Soledad Camus Gonzalez and Angelica Elisa Gonzalez Gonzalez (collectively, the “Santa Teresa Shareholders”), and a Stock Purchase Agreement (“Stock Purchase Agreement”) with Thomas Ronk, the Izak Zirk Engelbrecht Living Trust, Kensington & Royce, Ltd., and Angelique de Maison (collectively, the “Stock Purchase Agreement Shareholders”).

Pursuant to the Exchange Agreement, on December 31, 2010, the Company issued 25,500,000 shares of its Common Stock to the Santa Teresa Shareholders in exchange for all of the issued and outstanding capital shares of Santa Teresa Minerals (the “Acquisition”).   In addition, pursuant to the Exchange Agreement, the Company issued to Juan Carlos Camus Villegas, Santa Teresa Minerals’ majority shareholder, president and director, a convertible promissory note (the “Villegas Note”) with a principal amount of $1,087,000 (the “Debt”), in exchange for Mr. Villegas’s assignment to the Company of the debt owed to him by Santa Teresa Minerals of the same principal amount.

The Villegas Note will bear no interest and will be payable in full, unless earlier converted, on November 1, 2012.  The Villegas Note will be convertible at any time until June 30, 2010, into Common Stock at the conversion price of equal to the lesser of $0.01 per share or the lowest share price of any future issuance of Common Stock, other than certain recapitalization events, from the closing to the conversion date.  This conversion right is limited so that Mr. Villegas may not convert the Villegas Note to the extent such conversion would result in the Santa Teresa Shareholders and their affiliates collectively holding, in the aggregate, more than 51% of the outstanding Common Stock of the Company.

Pursuant to Stock Purchase Agreement, the Stock Purchase Agreement Shareholders purchased, in the aggregate, 21,500,000 shares of Common Stock for the aggregate sum of $1,100,000.  The purchase and sale of 10,750,000 shares of Common Stock was completed on December 7, 2010 and the remaining shares were purchased on December 31, 2010.

The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Information Statement to the Company’s holders of record (the “Wait Period”), the following changes will occur (the “Management Change Events”):

•	Trisha Malone, the Company’s Chief Executive Officer, Chief Financial Officer, and sole director, will appoint Zirk Engelbrecht as President of the Company.

•	Trisha Malone will resign as Chief Executive Officer of the Company, and acting as sole director, will appoint Juan Carlos Camus Villegas as Chief Executive Officer of the Company.

•	Trisha Malone, acting as sole director, will increase the size of the board to four directors and appoint Mr. Villegas, Mr. Engelbrecht and Mr. Ronk as directors of the Company.

Please read this Information Statement carefully. It describes certain biographical and other information concerning the Company’s executive officers and directors after completion of the Management Change Events.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently issued and outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one vote. As of the date hereof, the Company had 50,067,767 shares of Common Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our Common Stock as of December 31, 2010 for: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock; (ii) each of our named executive officers and directors; and (iii) all of our current named executive officers and directors as a group.

Unless otherwise noted, we believe that each beneficial owner named in the table has sole voting and investment power with respect to the shares shown, subject to community property laws where applicable.  An asterisk (*) denotes beneficial ownership of less than one percent.

	Beneficial Ownership
Name (1)	Number of Shares		Percent of Class (2)
Trisha Malone	903,466	(3)	1.8%
Bethany Tebbe	0		(*)
All officers and directors as a group (two persons)	903,466		1.8%

Juan Carlos Camus Villegas (4)(5)	20,434,561		40.8%
Thomas Ronk (4)	7,500,000		15.0%
Zirk Engelbrecht (4)	8,304,578	(6)	16.6%
Angelique de Maison (4)	7,072,317	(7)	14.1%

(1)	The address for each of the above noted individuals is c/o USD Energy Corp., 9880 N. Magnolia Ave., #176, Santee, CA, USA 92071.

(2)	The percentage ownership reflected in the table is based on 50,067,767 shares of Common Stock outstanding as of December 31, 2010.

(3)	Includes 303,466 shares owned by The Whole Nine Yards, Inc., of which Ms. Malone is the sole officer, director and shareholder.

(4)
In connection with the Exchange Agreement, the Santa Teresa Shareholders and the Stock Purchase Agreement Shareholders entered into a Shareholders Rights Agreement, effective upon closing of the transactions contemplated by the Exchange Agreement, which grants the Santa Teresa Shareholders “drag along rights” to require the Stock Purchase Agreement Shareholders to participate, on the same terms and conditions, in any change of control involving a sale of the Common Stock by the Santa Teresa Shareholders, and the Stock Purchase Agreement Shareholders “tag along rights” to participate, on the same terms and conditions, in any change of control involving a sale of the Common Stock by the Santa Teresa Shareholders, except such a sale to any affiliates of the selling shareholder. Because of the Shareholders Rights Agreement, the Santa Teresa Shareholders and the Stock Purchase Agreement Shareholders may be deemed to be a “group.”

(5)
Includes 20,400,000 shares owned by Mr. Villegas and 34,561 shares issuable to Mr. Villegas as of the date hereof under the Villegas Note. Mr. Villegas holds the Villegas Note, which is convertible into Common Stock at a rate of $.01 per share, subject to the limitation that no conversion may be made in the event such conversion would result in the Santa Teresa Shareholders and their affiliates owning, in the aggregate, more than 51% of the Common Stock.  As of the date hereof, the Santa Teresa Shareholders and their affiliates beneficially own 25,500,000 shares of Common Stock, or approximately 50.9% of the outstanding Common Stock, and therefore, the Villegas Note is convertible into 34,561 shares as of the date hereof.

(6)
Includes (a) 7,500,000 shares held by the Izak Zirk Engelbrecht Living Trust, of which Mr. Engelbrecht serves as a trustee, (b) 163,467 shares held by Suprafin, Ltd., of which Mr. Engelbrecht is the Chief Executive Officer, sole director and sole shareholder, pursuant to the partial conversion of the Convertible Note, dated February 7, 2009 (the “Suprafin Note”), and (c) 641,111 shares issuable upon conversion of the amount of principal and interest outstanding under the Note as of December 31, 2010.

(7)	Includes (a) 4,068,850 shares held or issuable to Angelique de Maison, (b) 3,003,467 shares held by Kensington & Royce, Ltd., of which Angelique de Maison is the sole officer and director.

CHANGES IN CONTROL

As discussed above, pursuant to the Exchange Agreement, on December 31, 2010, the Company issued 25,500,000 shares of its Common Stock, representing approximately 51% of the issued and outstanding Common Stock of the Company, to the Santa Teresa Shareholders in exchange for all of the issued and outstanding capital shares of Santa Teresa Minerals (the “Acquisition”).  The shares of Common Stock were valued at $.05 per share.   In addition, pursuant to the Exchange Agreement, the Company issued to Juan Carlos Camus Villegas, Santa Teresa Mineral’s majority shareholder, president and director, the Villegas Note, which allows Mr. Villegas for a period of 18 months to convert the debt owed under the Villegas Note at $.01 per share into an amount of shares of Common Stock representing up to 51% of the outstanding Common Stock of the Company.  Mr. Villegas will be appointed as director and Chief Executive Officer of the Company.

Also as discussed above, pursuant to Stock Purchase Agreement, the Stock Purchase Agreement Shareholders purchased, in the aggregate, 21,500,000 shares of Common Stock for the aggregate sum of $1,100,000.  The purchase and sale of 10,750,000 shares of Common Stock was completed on December 7, 2010 and the remaining shares were purchased on December 31, 2010.  To the knowledge of the Company, all purchases of the Common Stock pursuant to the Stock Purchase Agreement were made from personal funds.

Upon completion of the transactions contemplated by the Stock Purchase Agreement and Exchange Agreement, Mr. Villegas became the beneficial owner of 20,434,561, or 40.8% of the issued and outstanding shares of Common Stock, Mr. Engelbrecht became the beneficial owner of 8,304,578 shares, or 16.6% of the issued and outstanding shares of Common Stock of the Company, and Mr. Ronk became the beneficial owner of 7,500,000 shares of Common Stock, or 15.0% of the issued and outstanding shares of Common Stock of the Company. Messrs. Engelbrecht and Ronk are to be appointed as directors of the Company, Mr. Villegas is to be appointed as Chief Executive Officer, and Mr. Engelbrecht is to be appointed President of the Company.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective at the end of the Wait Period, Mr. Engelbrecht will become President of the Company, Mr. Villegas will become Chief Executive Officer of the Company, the size of the Company’s Board will be increased to four directors and Mr. Villegas, Mr. Engelbrecht and Mr. Ronk will be appointed to fill the vacancies created by the newly created directorships.  The foregoing Management Change Events are the result of the acquisition of Santa Teresa Minerals,  and the need for Officers and Directors with experience in mining operations and fundraising for public companies.  The following tables set forth information regarding the Company’s current executive officers and director and the Company’s proposed executive officers and directors after completing the Management Change Events. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees.

Each member of the Company’s board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

Current Executive Officers and Director

Name	Age	Position

Trisha Malone	35	CEO, Director
Bethany Tebbe	31	COO

Trisha Malone – Chief Executive Officer, Chief Financial Officer and Director – Ms. Malone has been the Chief Executive Officer and Chief Financial Officer of the Company since inception.   From 2000 to 2006, Ms. Malone served as Corporate Controller for Xsilogy, Inc., a leading wireless sensor network company, and as the division controller after Xsilogy’s acquisition by SYS Technologies, Inc., an AMEX traded government contractor.  From 2006 to 2008, Ms. Malone was the Corporate Controller for Satellite Security Corporation, now known as Mobicom Corporation, a developer of satellite tracking systems.  Since 2008, Ms. Malone has been self employed as an independent accounting consultant and is presently consulting as Corporate Controller for several private companies.   From 2007 to 2009, Ms. Malone served as the Corporate Controller for Lenco Mobile Inc., which operates in the high growth mobile marketing and Internet sectors, and served as Corporate Secretary for the company until June 2010.  Since earlier this year, Ms. Malone also serves as Chief Financial Officer and a Director of Kensington Leasing, Ltd., an over the counter bulletin board traded company that operates in the technology services industry.    Ms. Malone has a degree in Business Administration from Grossmont College.  She has also pursued extended studies in corporate law, benefits administration, and human resources.  Mr. Malone’s experience in corporate governance, securities regulation and financial controls requirements, financial management, and accounting, led to the conclusion that she should serve as a Director for the Company.

Bethany Tebbe.  Bethany Tebbe has been Chief Operating Officer of the Company since October 31, 2008.  Since December 2007, she has been self-employed as an accounting consultant.  From December 2004 through November 2007, she served as Business Manager for Paramount Fire, a fire prevention sprinkler company.  From December 2002 through December 2004, she was a self-employed accounting consultant.

Ms. Malone and Ms. Tebbe are sisters.

Executive Officers and Directors After the Closing of the Merger

Name	Age	Position
Juan Carlos Camus Villegas	63	Chief Executive Officer, Chairman, Director
Zirk Engelbrecht	54	President, Director
Trisha Malone	35	Chief Financial Officer, Director
Thomas Ronk	42	Director

Juan Carlos Camus Villegas– Chief Executive Officer, Director and Chairman and CEO, Santa Teresa Minerals –  Mr. Villegas is the current CEO and founder of Santa Teresa Minerals.  Mr. Villegas attended College of the Marist Brothers in Santiago, Chile and went on to study commercial engineering at the University of Chile, Santiago.  After graduating, he worked in his family’s property and construction business before going on to his own commercial building projects and food distribution business.  Mr. Villegas formed his own scrap metal company, called Metales Acer Ltda., in 1980.  He has nearly 40 years experience in the scrap metal industry, controlling a significant amount of the scrap metal industry in Chile and has operations in several South American countries.  Mr. Villegas’ experience in acquiring mining properties, assembling mining management teams, overseeing day to day mining operations, reviewing geological reports and maps, sourcing, purchasing and putting into service mining equipment, and developing sales and marketing relationships to sell precious metals led to the conclusion that he should serve as a Director for the Company.

Zirk Engelbrecht – President and Director –Mr. Engelbrecht has extensive experience in the formation, capital raising, and registration stages of numerous public companies, including involvement as a financier and major shareholder of several gold and diamond mining companies in South Africa between 1987 and 1991.  Mr. Engelbrecht is the co-founder of WealthMakers, Ltd., a private web-based research technology company that connects members to automated trading platforms for stocks, indexes, bonds, options, commodities and currencies for up to 80 markets around the world.  From February 2006 through April 2009, he served as director of Mobicom Corporation (formerly known as Satellite Security Corporation), a pink sheet traded company engaged in the business of development and sale of proprietary, interactive applications and services for the mobile telephone industry that generate transaction-based revenue and aggregate end-user data.  From June 2007 through January 2008, he served as the principal executive officer and principal financial officer of Sovereign Wealth Corp., an over the counter bulletin board traded company which is engaged in the business of developing, owning and operating mobile telephone and Internet advertising platforms that are used by mobile telephone network operators and manufacturers, retailers and commercial enterprises to attract and monetize relationships with consumers.  From April through October of 2006, he served as the President of Safari Associates, Inc., now known as Power Save Energy Company, an over the counter bulletin board company which is engaged in the manufacture, marketing and sale of electricity saving devices for homeowners.  Mr. Engelbrecht holds a degree in Mechanical Engineering.  Mr. Engelbrecht’s experience in structuring, developing and financing public companies, accounting rules and regulations, securities regulations, and corporate governance   led to the conclusion that he should serve as a Director for the Company.

Thomas Ronk – Director –Mr. Ronk currently serves as the principal of Century Pacific Investments, LLC a registered investment advisor in the state of California, a position he has held since 2005.  Mr. Ronk is the founder and Chief Executive Officer of Buyins.net, which invented a proprietary database and trading strategy based on short sale time and sales data that was not accessible prior to January 2005.  The data is often used by Dow Jones, The Wall St. Journal, Smart Money Online and others in their reports.  Mr. Ronk has been an approved research analyst for Investor’s Business Daily.  He has over 21 years of trading experience, having served as a registered representative of Transamerica Financial Resources Inc. from 1993 through 1998, where he managed over $150 million in equity accounts.  Mr. Ronk studied Electrical Engineering and Computer Science at the University of California at San Diego.  Mr. Ronk’s knowledge of and experience with the securities markets,  company valuations, stock research, and trading of commodities, currencies and equities led to the conclusion that he should serve as a Director for the Company.

Mr. Villegas is the brother-in-law of Mr. Ronk.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 27, 2008, 600,000 shares of Common Stock were issued to Trisha Malone, the Company’s Chief Executive Officer, Chief Financial Officer and sole director, at a price per share of $.001, in exchange for Ms. Malone’s payment of certain start up costs and expenses.

During the period ended December 31, 2008, Ms. Malone paid $5,000 on the Company’s behalf for legal fees.  This was recorded as an interest free loan due to a related party. The loan is due to Ms. Malone upon receipt of funds from a stock offering or other fundraising.  The balance due on this loan at December 31, 2010 is $5,000.

On February 7, 2009, the Company issued a Convertible Note (the “Suprafin Note”) to Suprafin, Ltd. (“Suprafin”) in exchange for Suprafin’s agreement to lend the Company up to $25,000 for operating expenses.  The Note bears an interest rate of 10.0% per annum and initially provided for payment in full on February 7, 2010.  Unpaid principal and interest under the Note were convertible at any time at the holder’s option into shares of the Company’s Common Stock at the market closing price on the day prior to conversion.  On February 5, 2010, the Note was amended to extend the maturity date to February 7, 2011, to increase the amount the Company may borrow to up to $50,000, and to set the conversion price at $.0225 per share.  On July 27, 2010, Suprafin elected to convert the $45,312 of outstanding principal and interest under the Note into 2,013,867 shares of the Company’s Common Stock.  As of December 31, 2010, 2010, $14,425 of outstanding principal and interest was due under the Note.

Ms. Malone is the Corporate Secretary of Suprafin, but has no interest in the Suprafin Note.  Mr. Engelbrecht, who will become a director and President at the end of the Wait Period, is the Chief Executive Officer, sole director and sole shareholder of Suprafin, and as such has an interest in the full amount due under the Suprafin Note.

In December 2010, Mr. Ronk, who will become a director at the end of the Wait Period, the Izak Zirk Engelbrecht Living Trust, Angelique de Maison and Kensington & Royce, Ltd. were issued shares pursuant to that certain Stock Purchase Agreement with the Company, as described above.  Mr. Engelbrecht is the trustee of the Izak Zirk Engelbrecht Living Trust.  Ms. de Maison, who is also the Chief Executive Officer and sole director of Kensington & Royce, Ltd., may be considered a related party to Mr. Engelbrecht under the rules of the Securities Exchange Act of 1934. Ms. de Maison and Kensington & Royce, Ltd. disclaim beneficial ownership of any securities beneficially owned by Mr. Engelbrecht or the Izak Zirk Engelbrecht Living Trust, and Mr. Engelbrecht disclaims beneficial ownership of any securities beneficially owned by Ms. de Maison, Kensington & Royce, Ltd., or any other entity controlled by Ms. de Maison.

On December 31, 2010, Mr. Villegas, who will become a director and Chief Executive Officer at the end of the Wait Period, was issued 20,400,000 shares of Common Stock and the Villegas Note pursuant to the Exchange Agreement, as described above.

As previously stated, Mr. Villegas is the brother-in-law of Mr. Ronk, and as such, they may be considered related parties under the rules of the Securities Exchange Act of 1934.  Mr. Villegas is also the spouse of Angelica Gonzalez.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

Director Independence.  The Company’s Common Stock is traded on the Over the Counter Bulletin Board, which does not maintain any standards regarding the independence of the directors on its Board of Directors.  In absence of such requirements, we have elected to use the definition for “director independence” under the Nasdaq Listing Rules.

Ms. Malone, the Company’s sole director, is also an executive officer of the Company and therefore not considered “independent” as defined by the Nasdaq Marketplace Rules.  Similarly, upon appointment, Mr. Villegas and Mr. Engelbrecht, who will also be executive officers of the Company, will not be considered “independent” under such standards. Upon completion of the Management Change Events, Mr. Ronk will be the only director that is  “independent” as defined by the Nasdaq Listing Rules.

Committees. The Company has only one director and as such does not have standing nominating, audit or compensation committees, and holds meetings of the Board of Directors as necessary to conduct the Company’s business. The Board of Directors believes that it is not necessary to have a standing audit, nominating or compensation committee at this time because, given the Company’s size, the functions of such committees are adequately performed by the sole director.

Director Nominations.  The Board of Directors does not have a policy with regard to the consideration of any director candidates recommended by security holders, and feels it is appropriate because all recommended candidates are considered for nomination.   There is currently no defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Any security holders submitting a recommendation to the Board of Directors for the nomination of a director may do so in a letter addressed to the Board of Directors, and mailed to the Company’s principal offices, in care of the Chief Executive Officer.  There are no particular specific minimum qualifications for a position on the Board of Directors; and each candidate’s qualifications are evaluated based upon all of the information regarding each candidate presented to the Board of Directors.  There is no difference in the evaluation of any candidate recommended by the Board of Directors as opposed to a candidate recommended by a security holder.  The Board of Directors considers diversity in identifying nominees for director, but does not have a policy in place with regard to the consideration of diversity in identifying director nominees. The Company does not pay a fee to any third party or parties to identify or evaluate any potential director nominees.

Annual Meeting.  The Company did not have an annual shareholder meeting during the prior year and as such, does not have a policy with regard to directors' attendance at annual meetings.

BOARD LEADERSHIP STRUCTURE AND ROLE IN RISK OVERSIGHT

Ms. Malone serves as the sole director, Chief Executive Officer and Chief Financial Officer of the Company.  Considering the Company’s size and concentrated share ownership, the Board of Directors believes that having one person serve as sole director and Chief Executive Officer is appropriate.  At the end of the Wait Period, Mr. Villegas will serve as Chairman of the Board of Directors and Chief Executive Officer.

Ms. Malone, as the sole director, Chief Executive Officer and Chief Financial Officer of the Company, has responsibility for general oversight of risks facing the Company.  Ms. Malone receives reports from management on areas of risk facing the Company and periodically conducts discussions with management regarding the identification, assessment and management of these risks.

Security Holder Communication

Shareholders who would like to send communications to the Board of Directors may do so by submitting such communications to them at 9880 Magnolia Ave. Suite 176, Santee, CA 92701. The Board of Director’s current policy is to disseminate emails received at this email address to all members of the Board of Directors. In the event that the number of emails (including spam) received at such email address becomes unmanageable, then the Board of Directors may change its policy and/or procedure with respect to security holder communication. The Board of Directors suggests, but does not require, that such submissions include the name and contact information of the security holder making the submission.

DIRECTOR COMPENSATION

The sole director currently is not compensated for serving as a member of the Company’s Board of Directors.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Nevada law authorizes indemnification of our directors and officers against claims, liabilities, amounts paid in settlement and expenses in a variety of circumstances. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers, directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish the Company with copies of all Section 16(a) forms they file. Ms. Malone, Ms. Tebbe and the Stock Purchase Agreement Shareholders have not filed on a timely basis the Form 3’s required by Section 16(a) of the Exchange Act to indicate their initial status as reporting persons under Section 16(a) on a timely basis.  Ms. Malone, Mr. Engelbrecht and Ms. de Maison also have not filed on a timely basis Form 4’s to report certain transactions.  Ms. Malone failed to timely report the acquisition of certain securities from Suprafin in July 2010.  Mr. Engelbrecht failed to file on a timely basis Form 4’s to report the conversion of the Suprafin Note by Suprafin and the disposition of certain shares received upon conversion of the Suprafin Note by Suprafin.  Mr. Engelbrecht and Ms. de Maison did not file on a timely basis Form 4’s to report the acquisitions made pursuant to the Stock Purchase Agreement. Except as described above, to the Company’s knowledge, for the fiscal year ended December 31, 2010 and the interim period up to the date of this report, no person who is an officer, director or beneficial owner of more than 10% of the Company’s Common Stock or any other person subject to Section 16 of the Exchange Act failed to file on a timely basis, reports required by Section 16(a) of the Exchange Act.

EXECUTIVE COMPENSATION

There was no compensation paid to any executive officer of the Company during the fiscal years ended December 31, 2010 or 2009. There is no employment agreement between the Company and its sole executive officer. No stock options were granted to any executive officer during the year ended December 31, 2010 or 2009.

AVAILABLE INFORMATION

Please read all the sections of the Information Statement carefully. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by the Company with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

USD ENERGY CORP.

	By:	/s/ Trisha Malone
Date: January 10, 2011		Trisha Malone
Chief Executive Officer